UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

EXTERRAN CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30227H106
(CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 30227H106	SCHEDULE 13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No: 30227H106	SCHEDULE 13D	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
EGI-FUND B, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No: 30227H106	SCHEDULE 13D	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
EGI-FUND C, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No: 30227H106	SCHEDULE 13D	Page 5 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Exterran Corporation, a Delaware corporation (the “Issuer”) whose principal executive office is located at 11000 Equity Drive, Houston, Texas 77041. This Amendment No. 8 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on March 10, 2016, as amended by Amendment No. 1 on November 14, 2018, Amendment No. 2 on December 17, 2018, Amendment No. 3 on March 2, 2020, Amendment No. 4 on March 5, 2020, Amendment No. 5 on March 13, 2020, Amendment No. 6 on May 10, 2021, and Amendment No. 7 on January 25, 2022 (collectively, the “Schedule 13D”).

The filing of this Amendment No. 8 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons as a result of the closing of the Merger.

All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 24, 2022, the Issuer, Enerflex Ltd., a Canadian corporation ("Enerflex"), and Enerflex US Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of Enerflex (“Merger Sub”), entered into a definitive Agreement and Plan of Merger ("Merger Agreement"). On October 13, 2022, pursuant to and subject to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as a direct and wholly-owned subsidiary of Enerflex (the “Merger”). Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock, issued and outstanding immediately prior to the Effective Time, other than certain excluded shares of Common Stock as described in the Merger Agreement, was automatically cancelled and converted into the right to receive 1.021 validly issued, fully paid and non-assessable common shares in the capital of Enerflex (such consideration, the “Merger Consideration”), plus the right, if any, to receive cash in lieu of fractional shares of the Merger Consideration into which such Common Stock would have been converted. As a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 8 is incorporated by reference herein.  By virtue of the Merger, as of October 13, 2022, the Reporting Persons no longer beneficially own any shares of Common Stock and the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock.

CUSIP No: 30227H106	SCHEDULE 13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Chief Legal Officer

EGI-FUND B, L.L.C.

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

EGI-FUND C, L.L.C.

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

January 3, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).